

November 21, 2011

Via E-mail
Laurie A. Delano
Chief Financial Officer
The Empire District Electric Company
602 S. Joplin Avenue
Joplin, MO 64801

> **Re:** **The Empire District Electric Company**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 1-3368**

Dear Ms. Delano:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 65

Note 11. Commitments and Contingencies, page 120

Renewable Energy, page 127

1. Please explain to us and disclose your accounting for renewable energy credits (RECs) citing any authoritative accounting guidance or predominant practice. Please include in your response, when and how you determine the amounts recorded, where you classify the related amounts in your financial statements including the sales of these credits, the method by which you derecognize the RECs from your financial statements, and the RECs amounts recorded for the historical periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Bradley P. Beecher
     Chief Executive Officer